UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 13, 2022

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 13, 2022, Calliditas Therapeutics AB (the “Company”) announced that it has entered into an exclusive license agreement with Viatris Pharmaceuticals Japan Inc., a subsidiary of Viatris Inc. (“Viatris”), to register and commercialize Nefecon®, a specialty drug recently approved in Europe and the United States for the treatment of the chronic autoimmune kidney disease Immunoglobulin A Nephropathy (IgAN), in Japan.

Under the terms of the agreement, the Company is entitled receive an initial upfront payment of US$20 million upon signing and up to an additional US$80 million in pre-defined development and commercialization milestones. Viatris will also pay mid-teens percentage royalties on net sales.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the Company’s strategy, business plans, regulatory submissions and focus, as well as the Company’s license agreement with Viatris, the parties’ plans with respect to registration and commercialization of Nefecon, the terms of the collaboration and the intended benefits therefrom including with respect to potential milestone and royalty payments, the regulatory pathway and interactions for Nefecon, including the pursuit of Japanese marketing authorization and timing thereof. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Form 6-K are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Form 6-K, including, without limitation, any related to the Company’s business, operations, the conduct of the Company’s license agreement with Viatris, the potential for regulatory acceptance and the success and timeline of its regulatory marketing application in Japan, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other pharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in the Company’s reports filed with the Securities and Exchange Commission. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this Form 6-K represent the Company’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Incorporation by reference

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-265881). Exhibit 99.1 is intended to be “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 13, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: December 13, 2022	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer